Mail Stop 6010

	June 15, 2006


Joshua Tosteson
President
HydroGen Corporation
2 Juniper Street
Versailles, PA 15132

	Re:	HydroGen Corporation
		Post-Effective Amendment No. 2 to Registration Statement on Form SB-2
      	Filed on June 5, 2006
      	File No. 333-128505

Dear Mr. Tosteson:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Certain Transactions, page 43

1. We note that the full names and identities of the parties named in this section, for example Ms. Wilks and Mr. Palmer, have not been disclosed in this section. As requested in our prior comment 3, please disclose in this section the full names of the related parties involved in the transactions and clearly describe how those parties are related to you so that your investors can discern the identities and relationships among the related parties.

Recent Sales of Unregistered Securities, page II-1

2. We note your response to prior comment 13. Please clarify how your sales to employees that were not accredited investors qualified under Section 4(2) of the Securities Act. If you relied upon a particular rule or exemption, please clarify.

Exhibits

3. Please file complete exhibits with all attachments. For example, we note missing schedules from the agreement you have filed as
Exhibit 10.30.

* * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Dennis Hult at (202) 551-3618 or Jay Webb at
(202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3617 with any other
questions.


	Sincerely,



	Russell Mancuso
	Branch Chief

cc (via fax):	Andrew D. Hudders, Esq.
Joshua Tosteson
HydroGen Corporation
June 15, 2006
Page 2